AFRIORE LIMITED
41 Roebuck Street, Bridgetown, Barbados

Tel: (212) 386-5496
Fax: (212) 386-5425


03029035

July 30, 2003

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. - 20549



Attention: Office of Applications & Report Services

Dear Sirs:

Re: SEC. Exemption No. 82-4514

Please find enclosed a copy of the unaudited Consolidated Interim Financial Statements for the three months ended May 31st, 2003, for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

AFRIORE LIMITED

Per: Shaun A. Drake

SAD/cd

Encl.

dlw 8/6


AFRIORE
LIMITED

AFRIORE LIMITED

Consolidated Interim Financial Statements
Expressed in Canadian Dollars
May 31, 2003
Unaudited, prepared by management

AfriOre Limited

Consolidated Balance Sheets

Expressed in Canadian Dollars

	Note	May 31, 2003 (unaudited)	February 28, 2003 (audited)
Assets			
Current			
Cash and cash equivalents		$ 3,077,816	$ 1,337,993
Receivables		1,176,520	1,227,579
Inventories	2	2,342,250	2,152,459
Other		121,368	192,282
		6,717,954	4,910,313
Coal assets	3	4,201,690	4,525,097
Property and equipment	4	68,559	77,045
Exploration properties	5	1,999,149	1,760,302
Trust funds		272,326	279,209
		$ 13,259,678	$ 11,551,966
Liabilities			
Current			
Taxes payable		$ 11,011	$ 18,197
Accounts payable and accrued liabilities		1,621,454	1,732,165
Due to bank and short-term loan		168,990	–
Debenture liability	6	1,311,901	–
Current portion of debt		970,936	326,057
		4,084,292	2,076,419
Long term			
Long term portion of debt		–	28,297
Deferred purchase price		–	769,079
Deferred gain		2,047,860	2,095,149
Reclamation provision		760,227	817,611
Future income taxes		978,163	1,024,798
		3,786,250	4,734,934
Shareholders' Equity	7	5,389,136	4,740,613
		$ 13,259,678	$ 11,551,966

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars

	Three months ended May 31, 2003	Three months ended May 31, 2002
Coal operation		
Revenue	$ 1,782,400	$ 1,195,874
Production costs	(1,404,074)	(759,780)
Depreciation and amortization	(168,088)	(130,846)
	210,238	305,248
Other income and expenses		
Other income	182,300	188,816
Gain (loss) on foreign exchange	(19,068)	33,132
Interest expense	(42,684)	(29,669)
Amortization of deferred purchase price	(31,947)	(21,358)
	88,601	170,921
Corporate and exploration expenses		
Administrative and project management costs	(629,976)	(342,934)
Exploration and project evaluation	(41,614)	(47,633)
Depreciation and amortization	(8,041)	(5,927)
Write down of other assets and gains on asset disposal	–	244,115
	(679,631)	(152,379)
Income (loss) before taxes	(380,792)	323,790
Income taxes (recovery)	–	–
Net income (loss)	**$ (380,792)**	**$ 323,790**
Basic income (loss) per share	**$ (0.01)**	**$0.01**
Diluted income (loss) per share	**$ (0.01)**	**$0.01**
Deficit, beginning of period	$ (17,232,040)	$ (17,154,397)
Net income (loss)	(380,792)	323,790
Accretion of debenture (note 6)	22,439	–
Deficit, end of period	$ (17,590,393)	$ (16,830,607)

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

	Three months ended May 31, 2003	Three months ended May 31, 2002
Cash derived from (applied to):		
Operating Activities		
Net income (loss)	$ (380,792)	$ 323,790
Items not affecting cash:		
Write down of other assets and (gains)/ losses on disposal of assets	–	(244,115)
Amortization of deferred gain	(47,289)	(47,289)
Amortization of deferred purchase price	31,947	21,358
Depreciation and amortization	176,129	136,773
Provision for environmental liability	–	2,013
Debenture interest	23,425	–
Compensation expense	53,349	–
Other	(7,290)	–
Net operating working capital changes	(351,530)	(831,512)
	(502,051)	(638,982)
Investing Activities		
Coal assets	(124,825)	(386,453)
Property and equipment	(2,410)	(7,141)
Proceeds on asset disposition	–	438,291
Exploration properties	(238,847)	(66,625)
	(366,082)	(21,928)
Financing Activities		
Common shares issued	1,052,834	–
Environmental trust account	(13,777)	(10,805)
Short term loan-advance	183,130	–
Due to bank and short term loan - repayment	–	(31,733)
Operating loan-repayments	(80,664)	(102,103)
Capital lease obligations	(31,094)	–
Debenture	1,500,000	–
	2,610,429	(144,641)
Foreign exchange impact on cash balances	(2,473)	30,665
Increase (decrease) in cash and cash equivalents during the period	1,739,823	(774,886)
Cash and cash equivalents, beginning of period	1,337,993	2,450,972
Cash and cash equivalents, end of period	$ 3,077,816	$ 1,676,086
Supplementary disclosure:		
Cash paid for taxes	$ 3,201	$ 211,583
Cash paid for interest	42,684	29,669

See accompanying notes to the consolidated financial statements

1. ACCOUNTING POLICIES

The unaudited, consolidated financial statements of AfriOre Limited (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as those disclosed in note 2 of the Company's consolidated financial statements for the period ended February 28, 2003. These interim financial statements should be read in conjunction with the consolidated financial statements and notes for the year ended February 28, 2003 included in the Company's 2003 Annual Report. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year ending February 28, 2004.

2. INVENTORIES

Inventories are comprised of the following:

	May 31, 2003	February 28, 2003
Coal	**$ 2,007,620**	$ 1,854,499
Materials and supplies	**334,630**	297,960
	$ 2,342,250	$ 2,152,459

3. COAL ASSETS

	May 31, 2003			February 28, 2003
	Cost	**Accumulated depreciation and amortization**	**Net book value**	Net book value
Plant and equipment	**$ 4,550,724**	**($ 1,747,809)**	**$ 2,802,915**	$ 3,045,665
Mineral properties	**1,626,854**	**(228,078)**	**1,398,775**	1,479,432
	$ 6,177,578	**($ 1,975,888)**	**$ 4,201,690**	$ 4,525,097

4. PROPERTY AND EQUIPMENT

	May 31, 2003			February 28, 2003
	Cost	**Accumulated depreciation and amortization**	**Net book value**	Net book value
Office equipment and furniture	**$ 114,308**	**$ (67,961)**	**$ 46,347**	$ 51,264
Vehicles	**44,029**	**(21,817)**	**22,212**	25,781
	$ 158,337	**$ (89,778)**	**$ 68,559**	$ 77,045

5. EXPLORATION PROPERTIES

	February 28, 2003	Additions	**May 31, 2003**
South Africa-Somkele (Coal)	$ 1,172,412	$ 73,270	**$ 1,245,682**
South Africa-FSC (Gold)	385,394	13,526	**398,920**
South Africa-Dwaalboom (Gold)	49,214	41,729	**90,943**
Mali-Banankoro (Gold)	62,588	101,957	**164,545**
Kenya-Ndori (Gold)	28,778	3,208	**31,986**
Kenya-Siaya (Gold)	61,916	5,157	**67,073**
	$ 1,760,302	$ 238,847	**$ 1,999,149**

6. DEBENTURE LIABILITY

On April 4, 2003 AfriOre raised gross proceeds of $1.5-million by issuing 1,500 units at $1,000 per unit. Each unit consists of one $1,000 principal amount debenture and 1,000 common share purchase warrants. The debentures have a term of 18 months. The interest rate on the debentures is 10% per annum, payable semi-annually in common shares based on a price per share equal to the greater of $0.55 and the weighted average trading price per share for the 20 consecutive trading days ending on the third trading day prior to the date on which interest is payable less the maximum applicable discount permitted by the Toronto Stock Exchange. The debentures represent the senior debt of AfriOre Limited and are secured by a pledge of all the securities of AfriOre International (Barbados) Limited, a wholly owned subsidiary. The debentures are redeemable by AfriOre at any time prior to maturity and accordingly are classified as a current liability.

These debentures have been classified into debt and equity components in the financial statements. The portion of the obligation representing the value of AfriOre's right to satisfy the interest obligation with common shares of $211,524 less accretion of $22,440 in 2003 has been presented as other paid-in equity in shareholders' equity. The equity component will accrete over the life of the debenture to ensure the carrying value of the debenture is equal to the value of the interest obligation being settled in shares. The financial liability component at May 31, 2003 has been shown as a debenture liability of $1,288,476 classified as short-term and includes accrued accounting interest charges of $23,425. The cost of issuing the debentures of approximately $12,000 was expensed.

7. SHAREHOLDERS' EQUITY

Shareholders' equity is comprised as follows:

	May 31, 2003	February 28, 2003
Capital stock	**$ 22,701,873**	$ 21,654,764
Other paid-in equity	**189,084**	–
Agent options and compensation warrants	**12,125**	–
Warrants	**46,949**	–
Contributed surplus	**855,491**	855,491
Deficit	**(17,590,393)**	(17,232,040)
Cumulative translation adjustment	**(825,993)**	(537,602)
	$ 5,389,136	$ 4,740,613

(a) Capital stock

The authorized capital of the Company consists of an unlimited number of common shares without par value. The issued and outstanding shares are:

	Shares	Amount
Balance February 28, 2002	**25,359,887**	**$ 21,654,764**
Balance February 28, 2003	**25,359,887**	**$ 21,654,764**
Brokered private placement	1,724,483	909,609
Exercise of options	275,000	137,500
Balance May 31, 2003	**27,359,370**	**$ 22,701,873**

(b) Other paid-in equity

These debentures have been classified into debt and equity components in the financial statements (see note 6). The portion of the obligation representing the value of the Company's right to satisfy the interest obligation with common shares of $211,524 less accretion of $22,440 in 2003 has been presented as other paid-in equity in shareholders' equity. The equity component will accrete over the life of the debenture to ensure the carrying value of the debenture is equal to the value of the interest obligation being settled in shares.

(c) Agent Options and Compensation Warrants

On April 24, 2003 AfriOre granted a broker's compensation option to Standard in connection with the sale of units in a brokered private placement. The option enables to broker to purchase up to 8% of the units sold (137,958) in the private placement for $0.58 per unit for a period of 12 months following the closing date. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each of the 68,979 full warrants entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.65 per share.

On April 30, 2003 AfriOre granted an advisory services compensation option to Standard Securities Capital Corp. ("Standard") enabling the holder to purchase 200,000 common shares of the Company at a price of $0.59 per share. The option has a term of two years.

A value of $0.039 was assigned to each compensation option, $0.005 to each compensation option warrant and $0.032 to each advisory services compensation option resulting in an amount of $12,125 which has been presented as "Agent Options and Compensation Warrants" in shareholders' equity.

(d) Warrants

On April 4, 2003 AfriOre raised gross proceeds of $1.5-million by issuing 1,500 units at $1,000 per unit. Each unit consists of one $1,000 principal amount debenture and 1,000 common share purchase warrants. The 1,500,000 warrants have a term of 24 months and are exercisable at a price of $0.55. A value of $0.029 was assigned to each warrant.

On April 24, 2003, AfriOre raised gross proceeds of $1,000,200 in a brokered private placement. The private placement was for 1,724,482 units priced at $0.58 per unit. Each unit is comprised of one common share of the Corporation and one-half of one common share purchase warrant. Each of the 862,241 full warrants entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.65 per share. A value of $0.004 was assigned to each warrant.

(e) Summary of Outstanding Options

	Options	Weighted average price
Balance February 28, 2003	**2,400,000**	**$0.59**
Expired	(100,000)	0.80
Exercised	(275,000)	0.50
Balance May 31, 2002	**2,025,000**	**$0.59**

At May 31, 2003 the following options to acquire common shares of the Company are outstanding. All options are exercisable except for the following: 50,000 options granted at $0.67 vest June 1, 2003; and 50,000 options granted at $0.67 vest June 1, 2004.

Number of Common Shares Subject to Option	Exercise Price	Expiry Date
125,000	$0.50	July 21, 2003
10,000	$0.80	April 19, 2005
75,000	$0.50	May 25, 2005
275,000	$0.50	August 6, 2006
815,000	$0.54	August 16, 2006
75,000	$0.60	February 11, 2007
200,000	$0.67	May 13, 2007
450,000	$0.75	September 12, 2007
2,025,000		

8. RELATED PARTY TRANSACTIONS

Included in the accounts are payments made to companies under the control or significant influence of officers and directors. These transactions are recorded at the exchange amount, being the amount agreed to by the parties. A summary of these transactions follows:

	Three months ended May 31,	
	2003	2002
Administrative services [1]	**$ 77,250**	$ 81,818
Consulting fees [2]	**-**	2,491

1. AfriOre carries on business outside Canada. AfriOre purchases administrative, advisory and investor relations services from a company that shares a common director to assist in fulfilling its ongoing obligations as a reporting issuer listed for trading on a stock exchange in Canada.
2. Paid by subsidiaries in South Africa to a firm owned by a director.

9. EARNINGS PER COMMON SHARE

Earnings per share ("EPS") have been calculated using the weighted average number of shares outstanding during the period. Diluted EPS data is calculated using the treasury stock method. The calculation of diluted EPS assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the period, or time of issue. In applying the treasury stock method, options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted EPS as the effect is anti-dilutive.

	Three months ended May 31,	
	2003	2002
(i) Basic		
Numerator		
Net earnings (loss) – income available to shareholders	**($ 380,792)**	$ 323,790
Denominator		
Weighted average number of shares	**26,267,862**	25,359,887
Basic earnings per share	**($ 0.01)**	$0.01
(ii) Diluted		
Net earnings – income available to shareholders	**($ 380,792)**	$ 323,790
Denominator		
Weighted average number of shares	**26,267,862**	25,359,887
Potential issuance of shares from stock options	**-**	217,877
	26,267,862	25,577,764
Diluted earnings per share	**($ 0.01)**	$ 0.01
Average quoted market price	**$ 0.64**	$ 0.60

10. SEGMENTED INFORMATION

AfriOre's interest in the Springlake Joint Venture is its only reportable segment. The Springlake Joint Venture produces and markets anthracite.

	Three months ended May 31, 2003			Three months ended May 31, 2002		
	SLJV	**Corporate and other**	**Total**	SLJV	Corporate and other	Total
Revenues						
Domestic sales	**$1,190,220**	**$ –**	**$ 1,190,220**	$546,368	$ –	$546,368
Export sales	**592,180**	**–**	**592,180**	649,506	(359,078)	649,506
	1,782,400	**–**	**1,782,400**	1,195,874	–	1,195,874
Production costs	**(1,404,074)**	**–**	**(1,404,074)**	(759,780)	–	(759,780)
Depreciation and amortization	**(156,240)**	**(11,848)**	**(168,088)**	(118,998)	(11,848)	(130,846)
	222,086	**(11,848)**	**210,238**	317,096	(11,848)	305,248
Other income and expenses	**(201,199)**	**289,800**	**88,601**	39,117	131,804	170,921
Corporate and exploration expenses	**(42,910)**	**(636,721)**	**(679,631)**	206,669	(359,078)	(152,379)
Income (loss) before tax	**(22,023)**	**(358,769)**	**(380,792)**	562,912	(239,122)	323,790
Taxes (recovery)	**–**	**–**	**–**	–	–	–
Net income (loss)	**$ (22,023)**	**$ (358,769)**	**$ (380,792)**	$ 562,912	$ (239,122)	$ 323,790
Total assets:						
South Africa	**8,372,162**	**1,654,618**	**10,026,780**	$8,142,312	$845,341	$8,987,653
Other Africa	**–**	**263,604**	**263,604**	–	–	–
Barbados	**–**	**2,969,294**	**2,969,294**	–	1,586,916	1,586,916
	$8,372,162	**$4,887,516**	**$13,259,678**	$8,142,312	$2,432,257	$10,574,569
Cash from operating activities	**$ (168,258)**	**$ (333,793)**	**$ (502,051)**	$ (946,447)	$ 307,465	$ (638,982)
Cash from investing activities	**(124,824)**	**(241,258)**	**(366,082)**	41,034	(73,767)	(32,733)
Cash from financing activities	**57,595**	**2,552,834**	**2,610,429**	(102,103)	(31,733)	(133,836)

MANAGEMENT DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis (MD&A) for this interim period should be read in conjunction with the interim consolidated financial statements. It has been prepared with the understanding that all readers are already familiar with the MD&A for the fiscal period ended February 28, 2003, contained in the Company's Annual Report. The MD&A has been prepared to give shareholders an assessment of not only what the Company has accomplished in the past fiscal period but also of what management initiatives have been taken to increase shareholder value for the future.

General

AfriOre is the operator of a specialized coal and anthracite mining business in South Africa through its 50% interest in the Springlake Joint Venture ("SLJV"). The production figures reported below represent the total colliery output. AfriOre's attributable share of the Springlake operation's figures in this section is 50%. All financial figures show AfriOre's proportionate 50% share of the joint venture.

Results of Operations

The net loss for the three months ended May 31, 2003, was $380,792 or ($0.01) per share (basic and diluted) compared to $323,790 or $0.01 per share (basic and diluted) for the quarter ending May 31, 2002.

	Three months ended May 31,	
	2003	2002
Run-of-mine production, tonnes		
Underground	**179,572**	146,839
Open pit	**16,585**	59,477
	196,157	206,316
Recovery	**57.9%**	67.2%
Net production, tonnes	**113,495**	138,676
Sales, tonnes	**104,503**	82,353
Revenue attributable to AfriOre	**$1,782,400**	$1,195,874
Production costs attributable to AfriOre	**$1,404,074**	$759,780

The following comments pertain to both the comparison of the current quarter to the same quarter last year. At the SLJV's **coal operation** underground production is running ahead of levels experienced last year when ground conditions and ventilation issues constrained production. Augering of the open-pit high-walls commenced in the first quarter but production is lower than forecast due to mechanical problems with the equipment. High-wall augering is a technique to mine coal that otherwise could not be economically recovered. Revenues are higher than the previous year due to higher sales tonnes. The price per tonne received is lower and the exchange rate on export sales continues to negatively impact revenue. Production costs are significantly higher than last year due to inflationary pressures in South Africa. AfriOre is presently negotiating a new contract with its mine workers. **Other income and expenses** has decreased. Interest expense has increased due to the debenture. A foreign exchange gain was recorded in the first quarter last year but we experienced a loss on foreign exchange in the current quarter. **Corporate and exploration expenses** are much higher than last year as a result of a stepped up exploration program that requires significantly more project management effort.

Investing

Expenditures on the coal assets ($124,825) have decreased from last year ($386,453) when the SLJV was still in the process of replacing assets lost in the roof closure in 2001. Capitalized exploration

has increased to $238,847 from $66,625 as AfriOre has begun field exploration on its projects in Mali and Kenya.

Financing

AfriOre raised funds through two financings in April 2003. There were no financings in the same period last year. $1,500,000 came from the issuing of a debenture. The debenture has a term of 18 months and pays interest in capital stock at 10% per annum. AfriOre received gross proceeds of $1,047,109 from issuing equity. $137,500 was received from the exercise of stock options. The remainder was the net proceeds from a private placement of units. The SLJV continued repay its obligations for its operating loan and capital lease. An overdraft facility with a bank in South Africa was set up and $183,130 was drawn under that arrangement in the first quarter.

Cash Flow and Liquidity

Cash increased to $3,077,816 at the end of the quarter from $1,337,993 at February 28, 2003. The increase in funds was due to the financings. Working capital decreased to $2,610,160 from $2,833,894. The decrease is due primarily to the reclassification of the deferred purchase price owing on the Springlake colliery (AfriOre's share R5,000,000 or approximately $855,000) from a long-term to a current liability. The debenture issued in April is classified as a current liability as AfriOre has the right to call it at any time.

Other Developments

We received encouraging results on several of our projects. In Kenya, trench sampling at our Ndori project confirmed the presence of a broad zone of near surface gold mineralization. Based on the results, AfriOre commenced a diamond-drilling program. We also started a diamond-drilling program on our Banankoro project in Mali. Subsequent to the quarter end we reported preliminary results on the first three drill holes. The initial holes drilled in the previously drilled area were aimed at increasing confidence in the historic data and testing the immediate strike and down dip extensions to the high-grade zone. The holes intersected high-grade gold mineralization over narrow widths and are considered within the range of variability expected in a vein type deposit.

Also subsequent to quarter end, AfriOre announced that it was resuming exploration on the FSC project after signing an agreement with Hawk Precious Metals Inc. ("Hawk"). Hawk may earn a 50% interest in the subsidiary holding the FSC mineral rights by advancing US$2.1-million by November 11, 2003. The first advance has been received and an aeromagnetic survey will commence in July.

At the Somkele anthracite project, a technical report was received in June 2003 from independent consultants that confirmed management's conclusions that the project is economic and technically feasible. Additional details on all these developments are posted on our web site.

Outlook

We anticipate that the strength of the Rand will persist throughout the year adversely affecting margins on export sales. Demand remains weak and we will take steps to balance colliery production with that demand. Subsequent to the quarter end, AfriOre began negotiations to reduce its workforce by eliminating the fourth underground shift that was added last year. We will continue to pursue our gold exploration program and review new precious metal projects.

This quarterly report contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risk and uncertainties about the Company's business are more fully discussed in the Management Discussion and Analysis published in the Company's Annual Report and in AfriOre's Annual Information Form.

Directors
Michael D. Brook
Stuart R. Comline
Derek L. Kyle
Thomas A. Di Giacomo
E. Adrian Meyer
Warren E. Newfield
Martin L. Rosser
G. Michael van Aswegen

Registered Head Office
41 Roebuck Street
Bridgetown
Barbados
Tel: 212-386-5496
Fax: 212-386-5425
E-mail: info@afriore.com
Web: www.afriore.com
TSX symbol: AFO
Listed in Standard & Poor's Corporation Records

Management
Stuart R. Comline, Chairman.
G. Michael van Aswegen, President
Bruce P. Tanner, CFO & C.O.O. Coal Operations
Mark R. Snelling, Vice President, Operations
Vere Brathwaite, Secretary

South African Office
Ground Floor, Tuscany Office Park V
6 Coombe Place
PO Box 766, Rivonia 2128
Sandton, South Africa
Tel: 2711-803-5909
Fax: 2711-803-5692
E-mail: adminjhb@afriore.co.za

CUSIP: 007972
SEC 12g 3-2 (b) exemption 82-4514